UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 12b-25                  SEC File Number
                                                                    1-12396

                                                                    CUSIP Number
                                                                     07384R-30-9

                           NOTIFICATION OF LATE FILING


For Period Ended:  September 30, 2001

(Check one):   Form 10-K   Form 20-F   Form 11-K   X  Form 10-Q    Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                                THE BEARD COMPANY
             (Exact name of registrant as specified in its charter)

                           Enterprise Plaza, Suite 320
                                   5600 N. May
                          Oklahoma City, Oklahoma 73112
                     (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

The Beard Company (the "Company") utilizes decentralized accounting for the operations of several of the subsidiaries in the consolidated group. As a result of delays in closing the books of accounts of a foreign company in which the Company has a material equity investment more time is needed to prepare complete and accurate consolidated financial statements.

The issues involved could not be resolved in time to meet the required filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Herb Mee, Jr.                  405                   842-2333
    President - Chief           (Area code)          (Telephone Number)
    Financial Officer
         (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
     report(s).  X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  X Yes    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Beard Company (the "Company") anticipates there will be a significant change in results of operations from the nine months ended September 30, 2000 to the nine months ended September 30, 2001. The Company presently anticipates that its results of operations for the nine months ended September 30, 2001 will reflect a loss of $1,522,000 compared to a loss of $2,135,000 for the nine months ended September 30, 2000. The Company is, however, attempting to finalize the accounting treatment of certain transactions between it and a company in which the Company has a material equity investment. Depending on the final treatment, the impact of these transactions may not be reflected in the above estimate.

                                   SIGNATURES

THE BEARD COMPANY has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   By:     HERB MEE, JR.
                                           Herb Mee, Jr.
                                           President - Chief Financial Officer

Date:  November 15, 2001